Contact

www.linkedin.com/in/laurakiernan (LinkedIn)

Top Skills

Investor Relations
French
Fundraising

Languages

English (Native or Bilingual)
French (Elementary)

Certifications

Investor Relations Charter (IRC®)
Venture Capital Private Equity Senior Executive Program
Series 7
Certificate of Entrepreneurship
Securities Industry Essentials (SIE)

Honors-Awards

Received Mention - 2016 & 2017 All-America Executive Team Media Sector Investor Relations
People's choice award for innovation - Nomination
Nominated for IR Magazines Lifetime Achievement Award
All American Management Team 2019 - Best Overall IRO Midcap
Runner-up for Best Use of Conferencing (Investor and Analyst Day, Conferences and Conference Calls)

Publications

Common Language-Converging Accounting Standards
How IR teams Should Manage Short-Sellers
Navigating Liquidity, Quality & Success The Long Game

Laura Kiernan

Financial Expert, IRC, CPA, MBA - Crafting strategic and transformative investor relations plans to optimize valuation and corporate reputation through storytelling. #befearless
Larchmont, New York, United States

Summary

Laura Kiernan brings 30+ years of experience building, leading, and implementing investor relations and corporate strategies for Fortune 500 and Russell 2000 companies, private companies and Boards to optimize valuations through Board and C-suite advisory, communication, targeting, financial media, valuation analyses and strategy, investor story development, short surveillance, and capital raising.

Laura often works with companies at pivotal moments to help them navigate complex shareholder issues, including early-stage fundraising, predatory short interest, activist investor campaigns, new issuances for complex securities, and insider transactions, enabling companies to present their 'story' to investors in a way that optimizes valuation and corporate reputation .

Laura Kiernan is the CEO & Founder of High Touch Investor Relations (HTIR) and Raising Millions, the Financial Literacy Course for Founders. HTIR specializes in coaching and investor matchmaking.

What differentiates High Touch from other firms and company Investor Relations Officers is that we have a very high level of credibility on the Street and significant long-term relationships with investors, analysts and banks that have been honed over the past 25+ years. We also have the experience, knowledge and skills to have the tough conversations with managements on how to position their company and investor story to maximize enterprise value.

Experience

Rivel, Inc.
SVP GuideLign

Retail IR For Smaller-Cap Companies

Raising Billions

May 2023 - Present (9 months)
New York City Metropolitan Area

EDA, Inc.

Board Member & CFO
May 2021 - Present (2 years 9 months)
United States

Serve as Fractional CFO and Board Member, assisting with fundraising and growth strategy.

Everybody Water

Chief Financial Officer
October 2021 - Present (2 years 4 months)
Boston, Massachusetts, United States

Serve as fractional CFO, responsible for fundraising and investor relations.

Floqsta, Inc.

Board Member and CFO
November 2023 - Present (3 months)

Myri Health (Techstars '23)

Board Member and CFO
November 2023 - Present (3 months)

Radivision

Advisory Board Member
April 2021 - Present (2 years 10 months)

Raising Millions

CEO & Founder
May 2021 - Present (2 years 9 months)
New York City Metropolitan Area

Founded and launched Raising Millions, the go-to community for early-stage founders seeking to scale, fundraise, and grow their businesses through financial education.

High Touch Investor Relations

CEO & Founder
October 2009 - Present (14 years 4 months)
New York, NY

Founded and launched High Touch Investor Relations, an IR Agency, to provide financial communications and strategic analysis, including pre-IPO and post-IPO strategy, valuation improvement analyses, and drafting corporate strategies for international and domestic clients across a variety of sectors.

Provide transformative investor relations and IPO readiness for micro, small and mid-cap companies including financial communications and strategic analysis for clients domestically and internationally including pre-IPO preparation, valuation improvement analyses, drafting of corporate strategy, etc. Services include providing investor relations strategy, mitigation of short interest, capital raising, drafting of press releases, scripts and presentations, management coaching, soliciting of sell-side support and buy-side investors, responding to investor inquiries, valuation analyses and drafting strategic plans.

Ubiquiti Inc.
SVP Investor Relations
December 2016 - April 2019 (2 years 5 months)
New York, New York

Established clear roadmap for investors, quintupling valuation to $20B, and advised C-suite on investor relations, and corporate and banking strategies for the $1.3B+ company.

WWE
Director of Investor Relations
June 2013 - December 2016 (3 years 7 months)
Stamford, CT

Developed and led global investor relations strategy for the $1B company with ~$4B market cap to build equity and provide financial planning. Revitalized investor communications, to increase EBITDA 12-15X in less than 2 years.

Harry Winston
Director of Investor Relations
February 2011 - April 2013 (2 years 3 months)
New York, NY

Instrumental in driving the company's value to $1B, leading to Swatch acquisition in 2013, by acquiring global investors and driving increase of 27x LTM EBITDA and 2.3x LTM sales

Terex

Director, Investor Relations
May 2008 - April 2009 (1 year)
Westport, Connecticut, United States

Led global investor relations, including strategy and planning for Award Winning Investor Day in 2008.

Playtex Products
Vice President Investor Relations & Board Liaison
May 2002 - October 2007 (5 years 6 months)
Westport, CT

Instrumental in positioning Playtex for $1B sale to Energizer.

Revlon Inc.
Director Investor Relations
June 1997 - April 2002 (4 years 11 months)
New York, NY

Promoted from International Treasury & Finance Manager to lead global investor relations, and was instrumental in raising over $2B in debt.

Philip Morris International
Various Finance, Treasury, Accounting and Auditing Roles
June 1990 - May 1997 (7 years)

Held multiple roles including Financial Analyst for the International Treasury & Finance department, Accountant for the International Consolidations and Financial Reporting department, and Auditor for the Corporate Audit department.

Education

Columbia Business School
EMBA Venture Capital & Private Equity, Business Administration and Management, General · (June 2022 - June 2023)

Harvard Business School
Women on Boards: Succeeding as a Corporate Director, Business Administration and Management, General · (2018 - 2018)

New York University - Leonard N. Stern School of Business
Masters, Finance & Strategy/Marketing · (1995 - 2000)

Ithaca College

Bachelor of Science, Accounting · (1988 - 1991)

NYU Stern School of Business

Strategic Steps for Growth, Entrepreneurial and Small Business Operations · (2020 - 2020)